SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549




SEC MAIL
RECEIVED
PROCESSING
NOV 30 2007
WASH, D.C.
190
SECTION

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-33682

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Federal Savings Bank
401(k) and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Advantage Bancorp
1430 Madison Street
Clarksville, Tennessee 37040

REQUIRED INFORMATION

Items 1-3. The First Federal Savings Bank 401(k) and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan's summary annual report is attached hereto.

SUMMARY ANNUAL REPORT

SUMMARY ANNUAL REPORT
FOR
FIRST FEDERAL SAVINGS BANK 401(K) & PROFIT SHARING PLAN

This is a summary of the annual report for the First Federal Savings Bank 401(K) & Profit Sharing Plan, EIN 62-0529262, Plan No. 002, for the period January 1, 2006 through December 31, 2006. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through insurance. Plan Expenses were $493,892. These expenses included $493,353 in benefits paid to participants and beneficiaries and $539 in other expenses. A total of 75 persons were participants in or beneficiaries of the plan at the end of the plan year.

The value of plan assets, after subtracting liabilities of the plan, was $1,617,128 as of December 31, 2006, compared to $1,533,699 as of January 1, 2006. During the plan year the plan experienced an increase in its assets of $83,429. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $577,321 including employer contributions of $107,801, employee contributions of $195,797 rollover contributions of $135,499 and earnings from investments of $138,224 .

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in the report:

1. Financial information;
2. Insurance information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12; and
3. Insurance information, including sales commissions paid by insurance carriers

To obtain a copy of the full annual report, or any part thereof, write or call FIRST FEDERAL SAVINGS BANK, P.O. Box 688, CLARKSVILLE, TN 37041, 931-552-6176.

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver: Great-West Retirement Services $1,617,128. You have the right to examine or receive from the plan administrator, on request and at no charge, copies of statements from the regulated financial institutions describing the qualifying plan assets. If you are unable to examine or obtain these documents, contact an EBSA Regional Office for assistance. Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/ebsa.

You also have the legally protected right to examine the annual report at the main office of the plan FIRST FEDERAL SAVINGS BANK, P.O. Box 688, CLARKSVILLE, TN 37041 and at the U.S. Department of Labor in Washington D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SCHEDULE I (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2006

This Form is Open to Public Inspection.

For calendar year 2006 or fiscal plan year beginning , and ending ,

A Name of plan
FIRST FEDERAL SAVINGS BANK 401(K) AND PROFIT SHARIN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST FEDERAL SAVINGS BANK

D Employer Identification Number
62-0529262

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

		(a) Beginning of Year	(b) End of Year
1 Plan Assets and Liabilities:			
a Total plan assets	1a	1533699	1617128
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	1533699	1617128

		(a) Amount	(b) Total
2 Income, Expenses, and Transfers for this Plan Year:			
a Contributions received or receivable			
(1) Employers	2a(1)	107801	
(2) Participants	2a(2)	195797	
(3) Others (including rollovers)	2a(3)	135499	
b Noncash contributions	2b		
c Other income	2c	138224	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		577321
e Benefits paid (including direct rollovers)	2e	493353	
f Corrective distributions (see instructions)	2f	0	
g Certain deemed distributions of participant loans (see instructions)	2g	0	
h Other expenses	2h	539	
i Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		493892
j Net income (loss) (subtract line 2i from line 2d)	2j		83429
k Transfers to (from) the plan (see instructions)	2k		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	



0 C

Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d		X	
e	Participant loans	3e	X		26638
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

			Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e		X	
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ________

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 11/30/07

First Federal Savings Bank
401(k) and Profit Sharing Plan



307575

END